November 8, 2024

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ANEW Health Limited
Draft Registration Statement on Form F-1
Submitted June 21, 2024
CIK No. 0002019042

Dear Ms. Jane Park, Ms. Tayyaba Shafique, Mr. Conlon Danberg, Mr. Terence O’Brien:

As counsel for ANEW Health Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated July 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on June 21, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 submitted June 21, 2024

Cover Page

1.	We note your cover page disclosure that “[t]his structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in Anew Health’s operations and/or a material change in the value of the securities Anew Health is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless.” Please also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page to provide a cross-reference to the detailed discussion of risks facing the company and the offering as a result of our organizational structure.

2.	We note your statement here discussing certain consequences that could occur “in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations” and your statement on page 33 that “[i]n the event that we or our Hong Kong Operating Subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future.” Please revise these statements so that it is clear, as you state elsewhere in the filing, that the legal and operational risks associated in operating in the PRC also apply to your Operating Subsidiaries’ operations in Hong Kong.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page and Page 34, to clearly and affirmatively state that the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong.

3.	We note your disclosure on the cover page that you “may be deemed” a controlled company within the meaning of the Nasdaq listing rules and “follow certain exemptions from certain corporate governance requirements.” Please revise to clearly state on the cover page and in the prospectus summary whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. We refer to your disclosure on page 15 that upon completion of this offering, you “will be” a controlled company and while you do not intend to rely on the controlled company exemptions under the Nasdaq listing standards, you would elect to rely on such exemptions in the future.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on the cover page to affirmatively state that we will be a controlled company within the Nasdaq Listing Rules.

Prospectus Summary

Overview, page 3

4.	Please briefly define or explain Traditional Chinese Medicine as it relates to your business and operations. If true, please note that your three service centers are not registered medical clinics and that you have not engaged any registered medical practitioners.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 2, to define the “Traditional Chinese Medicine.” We further revised the page 3 and page 81, to explain the role of Traditional Chinese Medicine relates to our business and operations. On page 3 and page 81, we have disclosed that our three service centers are not registered medical clinics and that we have not engaged any registered medical practitioners.

5.	We note your statements that “[a]ll treatment devices deployed by us have been critically evaluated and assessed by our senior management and our quality control and training committee to ensure that they are safe and capable of producing the desired results for our clients,” that your treatment and therapies use “safe and effective methods” and similar statements throughout the prospectus. Determinations with respect to safety and efficacy are within the sole authority of the FDA, EMA or equivalent foreign regulators. Please note whether all of your treatment devices, therapies, supplements and topical use products have been approved by the FDA or an equivalent foreign regulator. To the extent they have not, please revise your statements through the prospectus that claim such devices, treatments or products are safe or effective.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to remove all the reference that our treatment and therapies are safe or effective and all the similar statements.

6.	Please disclose in the Summary that the audit report for the Company includes a paragraph related to substantial doubt about the ability of the Company to continue as a going concern.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that, we have revised page 7 in the Summary that the audit report for the Company includes a paragraph related to substantial doubt about the ability of the Company to continue as a going concern.

7.	We note your disclosure here and throughout the prospectus that you are leveraging over 16 years of experience in pain management and body functional enhancement. You also disclose on page 82 that “pain management and function enhancement services have been [y]our dominant business since [y]our establishment…” However, we refer to your disclosure on page 72 that you started your business of health assessment and nutritionist services in 2007 and adopted the Restore, Detox, Strengthen (“RDS+”) techniques in 2019. Please expand your disclosure to discuss your health assessment and nutritionist services and the types of pain management and function enhancement services you provided prior to adopting the RDS+ approach in 2019, including a more detailed timeline of your operations and establishment of your service centers.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the industry section. We respectfully advise the Staff that, the statement in the Industry Section that “we started our business of health assessment and nutritionist services in 2007 and adopted the Restore, Detox, Strengthen (“RDS+”) techniques in 2019” was wrongly stated due to a clerical error made by the industry consultant commissioned by the Company. We have removed such statement.

8.

We note your references throughout the prospectus relating to your “pioneering and proprietary RDS+ technologies and therapies.” You also disclose that your RDS+ approach utilizes various energy-based treatment and therapy devices sourced internationally and various over-the-counter topical products and dietary supplements. Please revise to substantiate your claims that your treatments, therapy devices and OTC products constitute “proprietary” and “pioneering” technologies and therapies in the pain management industry.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to remove all of our claims that our treatments, therapy devices and OTC products are “proprietary” and “pioneering” technologies and therapies in the pain management industry.

9.	We note your disclosure on the cover page and Summary that you do not believe you are covered by the permission requirements from CSRC or CAC, as advised by Guangdong Wesley Law Firm. We also refer to your description of the consequences to you and your investors if the applicable laws, regulations, or interpretations change and you and your operating subsidiaries become subject to the CAC or CSRC review. Please also revise to discuss the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on cover page and page 13 to discuss the consequences to the Company and the investors if the Company or its subsidiaries inadvertently concludes that such permissions or approvals are not required.

Competitive Strengths, page 4

10.	We note your references throughout the prospectus relating to your “leading market position and [y]our strong brand name,” your “premium” pain management and function enhancement services, and the “superior experience” provided at your service centers, including the statement that you believe you are “one of the market leaders in the pain management services industry and one of the largest providers of pain management services in Hong Kong.” For all statements throughout the prospectus regarding industry leadership, please provide the basis for these statements, including any applicable measures by which you are a market leader or one of the largest providers of pain management services, or remove such statements.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to remove all the reference or statement to “leading market position and strong brand name,” the “premium” pain management service, “superior experience,” and “one of the market leaders in the pain management services industry and one of the largest providers of pain management services in Hong Kong.”

Risk Factors

If we fail to obtain sufficient funding for our expansion plans, our business and growth prospects may be adversely affected., page 28

11.	Please expand on this risk factor to discuss the potential payment of a Tail Fee to the Representative during the Tail Period and any associated risks to your ability to obtain sufficient funding.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 30 to discuss the potential payment of tail compensation to the Representative during the tail period and the associated risks to your ability to obtain sufficient funding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors that Affect Operating Results, page 60

12.	We note your reference here to your focus on “homemade devices” and your expectation to “continue generating revenue from these services and products.” Please clarify if this is a reference to your proprietary portable at-home treatment devices for the consumer retail market discussed elsewhere in the prospectus or otherwise explain what you mean by “homemade devices” in this context.

RESPONSE: In response to the Staff’s comment, we have revised disclosure on page 61, to remove the reference to the “homemade devices”. The term “homemade devices” originally referred to the portable home-use treatment devices discussed in the subsection of our "Growth Strategy" titled “Substantially enhance our research and development capabilities and introduce our proprietary portable energy-based at-home treatment devices for the consumer retail market” on Page 84.

Revenue, page 61

13.	Please provide your analysis of the underlying factors influencing the increase in the total number of treatments performed and the average spending by customers, as well as known trends and events you reasonably expect will have a material impact on future results. Refer to Item 303(a) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 61, to include the analysis of the underlying factors which influencing the increase in both the total number of treatments performed and the average spending by customers.

Cost of revenues, page 62

14.	In your discussion of cost of revenues, you attribute the increase to “the increase of personnel cost paid for the increase in sales contracted.” Please clarify this statement, explain the nature and significant terms of commissions and other agreements related to these costs, and provide an analysis of the underlying reasons for the increase in personnel cost, quantifying significant components (e.g. the hiring of additional personnel or an increase in commissions to existing personnel.)

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 63, to include a analysis of the factors contributing to the increase in personnel costs within our cost of revenues. Specifically, we have detailed the fixed and variable personnel costs, providing quantitative data to illustrate the changes. The analysis highlights the rise in average headcount and the corresponding impact on fixed personnel costs, as well as the increase in variable costs tied to commissions and bonuses linked to contracted sales growth. This revised disclosure aims to clarify the nature of these costs and the underlying reasons for their increase.

Finance Cost, page 63

15.	Please expand your discussion of finance costs to provide the typical terms of bank charges paid to card-issuing financial institutions and explain any trends that you reasonably expect to materially impact future operations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 65 to include a analysis of our finance costs. This analysis outlines the typical terms of bank charges incurred during transaction processing through payment networks, such as Visa, MasterCard, and American Express. We have included a breakdown of these costs to highlight how they vary based on customer payment patterns.

Specifically, we noted that direct payments via Visa and MasterCard generally incur lower fees compared to installment payments, which can extend from 6 to 36 months. The finance charges associated with these transactions typically range from low single-digit percentages to low double-digit percentages, with longer settlement terms resulting in higher charges.

Industry, page 70

16.	Please provide the source or basis for your claims in this section or note if the statement are the belief of management. For example, we note your statements that:

a.	“[t]he growing aging population, prevalence of disabilities, and musculoskeletal conditions have increased the demand for non-pharmacological pain management services”;

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 74 providing the source of the statement, which is the WHO’s Musculoskeletal Health Fact Sheet released on July 14, 2022.

b.	“[d]ue to the economic development and a service-oriented consumption upgrade in recent years, people in Hong Kong are able and willing to spend more money to maintain and improve well-being as well as healthcare”;

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 76 and deleted such statement.

c.	“as old age group population grows and related physical muscle and bond pain issues surge, many 40 – 69 age group are suffering from various pain symptoms, which increases their awareness towards health improvement and prevention”;

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 77 and 78 providing the sources of this statement, which is the International Federation of Sports Physiotherapy.

d.	“[individuals having daily life affected by Long COVID] should go seek care. The care pathways should be multidisciplinary”;

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 77 providing the source of the statement, which are the medical research report published by the Faculty of Medicine of the Chinese University of Hong Kong and WHO’s Fact Sheet on Post COVID-19 condition (the “Long COVID”).

e.	“[d]ue to the increasing number of market participants and complaints about non- pharmacological treatment selling skills, the relevant regulatory framework is expected to become more stringent, which is beneficial for the large-scale non- pharmacological pain management services providers as market players with smaller operating scales may be eliminated due to their lack of sufficient practitioners and therapists’ staffs”;

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 78 and 79 and revised the statement, which is sourced from the Issue No. 562 of the Consumer Council of Hong Kong of August 2023.

f.	“[w]ith the change of focus on healthcare perception, people in Hong Kong become more interested in non-pharmacological pain management services;

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 79 providing the sources of this statement, which is the market research report prepared by Migo Corporation Limited, the industry consultant which is commissioned by the Company.

g.	“painkillers cannot meet long term untreatable chronic pain conditions, which has created an enormous growing opportunity for non-pharmacological pain management services industry”; and

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 80 and revised such statement, and included the source of the statements, such as the Drug Office of the Department of Health in Hong Kong and International Association for the Study of Pain.

h.	“with technical innovation, many advanced technologies and products can be used to improve the quality of non-pharmacological pain management services, which will in turn stimulate the demand for pain management services.”

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 80 and revised such statement, and included the source of the statements, such as the Drug Office of the Department of Health in Hong Kong and International Association for the Study of Pain.

17.	We refer to the inclusion of the chart on page 71 showing the number of people with chronic health and musculoskeletal conditions in Hong Kong from 2012 to 2023. Please revise to specify the “chronic health conditions” referenced in the chart and discuss how these chronic health conditions relate to the types of pain management therapies and treatments you provide.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 73, amending “Chronic Health and Musculoskeletal Conditions” to “Chronic Musculoskeletal Conditions.” “Chronic Musculoskeletal Conditions” are the conditions that affect the bones, muscles and joints and certain connective tissues.

Market Size, page 73

18.	We refer to your disclosure relating to the market size of the pain management industry in Hong Kong. Please revise your disclosure to address the following:

a.	You disclose that the number of pain management customers in Hong Kong increased with a CAGR of 2.4% from 2012 to 2023 and also include a chart showing the number of consumers using the non-pharmacological pain management services market during the same time period. Please revise to specify the total number of pain management customers in Hong Kong and the CAGR for the number of customers using non-pharmacological pain management services from 2012 to 2023; and

b.	We note your reference to the Thematic Household Survey Report from December 2022 to April 2023 issued by the Census and Statistics Department of Hong Kong. Please revise to specify the total number of persons included in the survey.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 75 and 76 to refine the data only to include the non-pharmacological pain management customers in Hong Kong and provided the CAGR for the number of customers using non-pharmacological pain management services from 2012 to 2023. We also revised the disclosure to specify the number of persons included in the Thematic Household Survey.

Market drivers and opportunities, page 74

19.	You note here that “[t]he number of individuals aged 65 years and above is expected to increase from 1.5 million (20% of the total population) in 2021 to 2.52 million (31%) in 2039.” However, on page 75 you state that “[i]t is expected that 33.3% of Hong Kong residents will be aged 65 years or above in the year 2039, as compared to 18.4% in the year 2019.” Please clarify if these are two separate estimates or otherwise reconcile the different percentages.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 72 and 77 to reconcile the different percentages.

Competitive Landscape of the Group, page 75

20.	We note your disclosure relating to four of your top competitors in the non- pharmacological pain management services market in Hong Kong, including private clinics, one-stop pain management and health centers. Please revise to identify your top competitors and discuss whether any of your competitors are also utilizing Traditional Chinese Medicine and/or energy-based treatment and therapy devices as pain management treatments.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 77 and 78 to discuss and identify our competitors and their approach to pain management treatments.

Business, page 78

21.	Please clarify the meaning of scientific or technical terms the first time they are used in this section in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by radiographic and symptomatic OA knee, osteopenia, ultrasound TENS, and iontophoresis.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 73, 74, and 75 to clarify the meaning of scientific or technical terms, such as OA knee, osteopenia, ultrasound TENS, and iontophoresis.

22.	We note your disclosure on page 78 that your treatment and therapies are developed to achieve “noticeable and measurable pain treatment and bodily function enhancement results.” Please expand your disclosure to substantiate your claim and provide a more detailed explanation of the data and methodology used to support your conclusion.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 3 and 80, to include the disclosure in support of the statement that our treatment are developed to achieve “noticeable and measurable pain treatment and bodily function enhancement results,” that in an internal customer survey conducted by us, of 846 of our clients who use our services from April 2023 to March 2024, 81.7% of the participating clients reported satisfaction with our services, 87.8% of our clients reported satisfaction for the treatment done by trained therapists, and 69.4% of our clients saw a reduction and relief of pain symptoms after the therapy and treatment.

Competitive Strength, page 79

23.	We note your statement that “[m]any of these medications cause long-term negative side effects, and some of these medications do not help enough to offset the significant risks associated with long-term side effects or do not help at all.” Please provide the source or basis for this statement or note if it is the belief of management.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 82 to state that such statement is the belief of the management.

Growth Strategies

Leveraging our existing market position to drive our organic growth..., page 81

24.	We note your statement that you are “planning to establish a new treatment center in a prime location in Hong Kong.” Please discuss your expected timeline and where you are in the process of opening this new treatment center.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 84 to disclose the expected timeline and the locations of new treatment center that the Company is in the process of opening.

Substantially enhance our research and development capabilities and introduce our proprietary portable energy-based at-home treatment..., page 81

25.	Please clarify if you currently have a specialized research and development department. If not, please provide your anticipated timeline for creating this new department. Additionally, please provide more specific detail regarding the proprietary energy-based treatment devices that you are developing to be utilized for your own use and by other pain management service providers and your portable energy-based at-home treatment devices, including a description of where you are in the development process, whether you expect such devices to be regulated as medical devices, and your expected timeline for bringing such products to market.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 84 and 85 to disclose the expected timeline and the locations of new treatment center that the Company is in the process of opening.

Pain Management and Body Function Enhancement Services, page 82

26.	We note pain management and health services range from energy-based treatment devices such as High-Powered Laser Therapy and ultrasound to non-surgical and non-invasive slimming and beauty services. Please tell us your consideration of providing the entity- wide information required by ASC 280-10-50-38 through 50-41 for each service or each group of similar services. Please also tell us your consideration of the need to expand your discussion of results of operations in MD&A to provide quantified information regarding the results from different types of services to analyze specific material events and trends that materially impacted your operations.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have adopted the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. We do not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, we determine that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the substantially all of our revenue are derived in or from Hong Kong. Therefore, no geographical segments are presented. We conclude that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the consolidated financial statements.

Employees, page 92

27.	You note here and on page 80 that you employ two physiotherapists, but on page 97 you note that you only employ one physiotherapist. Please reconcile these disclosures.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 100 to reconcile the disclosure that the Company employs two physiotherapists as of the date of the prospectus.

Related Party Transactions, page 111

28.	Please tell us your consideration of SAB Topics 4:E and 4:G in determining the classification of the amount due from a shareholder as an asset, rather than contra-equity.

RESPONSE:  SAB Topics 4:E prescribes that receivables from sales of stock should be presented in the balance sheet as a deduction from stockholders’ equity. Whereas SAB Topics 4:G prescribes that receivables that are equivalent to unpaid subscriptions receivable for capital shares should be deducted from the dollar amount of capital shares subscribed. Since the due from shareholder balance does not represent receivables from sales of stock nor unpaid subscriptions receivable, the Company assesses it should be presented as an asset.

29.	We note your disclosure on page 111 regarding your expectation to declare a dividend by the end of the “third quarter of year 2024.” Please clarify whether this refers to your fiscal year. Tell us whether this dividend was paid or is still intended, the date or expected date and amount, and the expected treatment in your financial statements. Please amend disclosure regarding dividends on page 55 and elsewhere to discuss.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 114 to disclose that the amounts due from Mr. Ka Wai Victor, MO were fully repaid and settled, of which approximately US$1,073,723 had been settled by Mr. Mo in cash, and approximately US$10,740,727 was offset by the dividend declared to AW Ocean Limited. We have also revised the cover page, page 6, and page 55 to disclose the dividend declared to AW Ocean Limited.

30.	We note your disclosure regarding certain amounts due from Mr. Mo representing funds advanced by VG Zenith in the form of a personal loan. Please provide additional detail regarding the reason for the personal loan and the transaction in which it was incurred. Given that the loan is unsecured, interest free with no specific repayment terms, without a written agreement, and is due from the beneficial owner of your controlling shareholder, please include risk factor disclosure about this loan. Your disclosure should address whether you believe the personal loan is a legally binding and enforceable obligation.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 114 to disclose that the amounts due from Mr. Ka Wai Victor, MO were for Mr. Mo’s personal investment purpose. We believe that we do not need to include the risk factor disclosure about the loan to Mr. Mo since the loan is fully repaid and settled.

Enforceability of Civil Liabilities, page 129

31.	Please expand your disclosure to discuss an investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. federal securities laws. Please refer to Item 101(g)(1)(iv) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 132 to discuss an investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. federal securities laws.

32.	We note your statements that all of your assets are located outside of the United States and that all of your directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. If true, please revise this statement to note more specifically that all of your assets and each director and officer is located in Hong Kong.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 43 and 132 to note more specifically that all of our assets and, except Mr. Anthony Chan, the independent director nominee, each director and officer is located in Hong Kong.

Healthcare Product Sales income, page F-12

33.	Your revenue recognition disclosures for healthcare product sales provide information on the types of products sold and when revenue is recognized. Please provide more information on any arrangements you have with suppliers and the process by which you acquire healthcare products for resale from the third party manufacturers. Provide us your analysis of the considerations in ASC 606-10-55-36 through 55-40 in determining how to reflect the revenue in your financial statements. Please also describe the material terms and conditions of your agreements with distributors.

RESPONSE: In response to the Staff’s comment, we have provided more information on arrangements with suppliers on page F-14. Because the Company purchases healthcare products from suppliers in batches without goods return clause and credit period from suppliers are typically 1 month after goods delivery. Accordingly, the Company is subject to inventory risk before control of the good or service has been transferred to customer and it has discretion in establishing the price as prescribed in ASC 606-10-55-39. The Company obtains control over healthcare products before sales to end customers as per ASC 606-10-55-37 and assesses itself as a principal. The Company therefore recognizes healthcare products sales income at gross per ASC 606-10-55-37B. There is no distributor involved in the process.

Note 6 - Contract Liabilities , page F-16

34.	The contract liabilities roll forward included in Footnote 6 on page F-16 includes revenue labeled as “other income.” Please discuss what this other income is and why it is classified as such. Please also revise to include information on revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, as prescribed in ASC 606-10-50-8(b).

RESPONSE: In response to the Staff’s comment, we have revised the label on page F-19 and provided disclosure as prescribed in ASC 606-10-50-8(b).

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036